UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of MAY 2008.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date: May 15, 2008                         /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO

                             TUMI RESOURCES LIMITED
                                 (THE "COMPANY")

                       SUITE 1305 - 1090 W. GEORGIA STREET
                           VANCOUVER, BRITISH COLUMBIA
                                 CANADA V6E 3V7


                              INFORMATION CIRCULAR

     (Containing information as at May 12, 2008 unless indicated otherwise)



SOLICITATION OF PROXIES

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF THE COMPANY FOR USE AT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF THE COMPANY (AND ANY ADJOURNMENT THEREOF) (THE "MEETING") TO BE HELD ON THURSDAY, JUNE 19, 2008 AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ACCOMPANYING NOTICE OF MEETING. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Company at nominal cost. All costs of solicitation by management will be borne by the Company.

THE CONTENTS AND THE SENDING OF THIS INFORMATION CIRCULAR HAVE BEEN APPROVED BY THE DIRECTORS OF THE COMPANY.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are Directors and/or Officers of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STRIKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY. A proxy will not be valid unless the completed form of proxy is received by Computershare Investor Services Inc., Attention: Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or by fax at 1-866-249-7775, (the "Transfer Agent") not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or delivered to the Chairman of the Meeting prior to the commencement of the Meeting.

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the registered and records office of the Company, at #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, at any time up to and including the last business day preceding the day of the Meeting or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

ADVICE TO BENEFICIAL SHAREHOLDERS

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shareholders who do not hold their shares in their own name (referred to herein as "Beneficial Shareholders") are advised that only proxies from Shareholders of record can be recognized and voted at the Meeting. Beneficial Shareholders who complete and return an instrument of proxy must indicate thereon the person (usually a brokerage house) who holds their shares as a registered shareholder. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The instrument of proxy supplied to Beneficial Shareholders is identical to that provided to registered Shareholders. However, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder.

If common shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those shares will not be registered in such Shareholder's name on the records of the Corporation. Such shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker. In Canada, the majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Corporation do not know for whose benefit the common shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54 -101 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Management Proxy Circular and the Proxy to the clearing agencies and intermediaries for onward distribution to non-registered Shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders' Meetings unless the Beneficial Shareholders have waived the right to receive Meeting materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Corporation to the registered Shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder should a Beneficial Shareholder receiving such a form wish to vote at the Meeting, the Beneficial Shareholder should strike out the names of the Management Proxyholders named in the form and insert the Beneficial Shareholder's name in the blank provided.

The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communication Solutions, Canada ("Broadridge") formerly ADP Investor Communications Corporation. Broadridge typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy with an Broadridge sticker on it cannot use that proxy to vote common shares directly at the Meeting - the proxy must be returned to Broadridge well in advance of the Meeting in order to have the common shares voted. All references to Shareholders in this Management Proxy Circular and the accompanying form of Proxy and Notice of Meeting are to Shareholders of record unless specifically stated otherwise.

VOTING OF PROXIES

Shares represented by properly executed proxies in favour of persons designated in the enclosed form of proxy WILL BE VOTED FOR ALL MATTERS TO BE VOTED ON AT THE MEETING AS SET OUT IN THIS INFORMATION CIRCULAR OR WITHHELD FROM VOTING IF SO INDICATED ON THE FORM OF PROXY.

The shares represented by proxies will, on any poll where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made.

SUCH SHARES WILL ON A POLL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgement on such matters or business. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Issued and Outstanding:                27,795,706 shares without par value
Authorized Capital:                    unlimited common shares without par value

Only shareholders of record at the close of business on May 12, 2008 (the "Record Date") who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

Each shareholder is entitled to one vote for each common share registered in his name on the list of shareholders, which is available for inspection during normal business hours at the Transfer Agent and at the Meeting.

To the knowledge of the directors and senior officers of the Company, no person or company beneficially own, directly or indirectly or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of D & H Group LLP, Chartered Accountants, as auditors of the Company and to authorize the Directors to fix their remuneration. D & H Group LLP were first appointed auditors of the Company on January 21, 2000.

ELECTION OF DIRECTORS

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until his/her successor is elected or appointed, unless his/her office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the BUSINESS CORPORATIONS ACT (British Columbia).

In the following table and notes thereto is stated the name of each person proposed to be nominated by management for election as a director, the country in which he/she is ordinarily resident, all offices of the Company now held by him/her, his/her principal occupation, the period of time for which he/she has been a director of the Company, and the number of shares of the Company beneficially owned by him/her, directly or indirectly, or over which he/she exercises control or direction, as at the date hereof.


----------------------------------------------------------------------------------------------------------------
                                            PRINCIPAL OCCUPATION AND IF
                                            NOT AT PRESENT AN ELECTED
NAME, POSITION AND                          DIRECTOR, OCCUPATION DURING      DIRECTOR         NO. OF SHARES
COUNTRY OF RESIDENCE(1)                     THE PAST FIVE YEARS(1)            SINCE         BENEFICIALLY HELD(2)
----------------------------------------------------------------------------------------------------------------

DAVID HENSTRIDGE(3)                         Geologist                        January              1,312,600
President, CEO, acting CFO & Director                                          2000
(resident of Victoria, Australia)
----------------------------------------------------------------------------------------------------------------

NICK DEMARE(3)                              Chartered Accountant             January              1,014,775(4)
Director                                                                       2000
(resident of British Columbia, Canada)
----------------------------------------------------------------------------------------------------------------

HARVEY LIM(3)                               Chartered Accountant             January                  5,000
Director                                                                       2000
(resident of British Columbia, Canada)
----------------------------------------------------------------------------------------------------------------

NOTES:

(1) The information as to country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.
(2) The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.
(3)      Denotes member of audit committee.
(4) Includes 647,075 common shares held by Mr. DeMare directly and 367,700 common shares held by DNG Capital Corp., A private company owned by Mr. DeMare.

STATEMENT OF EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

"Named Executive Officers" means each Chief Executive Officer ("CEO") and each Chief Financial Officer ("CFO") of the Company, regardless of the amount of compensation of that individual, and each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000. In addition, disclosure is also required for any individual whose total salary and bonus during the most recent completed year exceeds $150,000, whether or not they were an executive officer at the end of the most recent fiscal year.

During the year ended  December  31, 2007,  the Company had one Named  Executive
Officer: Mr. David Henstridge, President, CEO and acting CFO (the "Named Executive Officer"). The following table sets forth all annual and long-term compensation awarded, paid to or earned by the Company's Named Executive Officer during the financial years ended December 2005, 2006 and 2007.



------------------------------------------------------------------------------------------------------------------
                                         ANNUAL COMPENSATION              LONG TERM COMPENSATION
                                  --------------------------------   --------------------------------
                                                                             AWARDS           PAYOUTS
                                                                     ----------------------   -------
                                                                     SECURITIES  RESTRICTED
                                                                       UNDER      SHARES OR                 ALL
 NAME AND                                                OTHER        OPTIONS/   RESTRICTED                OTHER
 PRINCIPAL                                               ANNUAL         SARS        SHARE       LTIP      COMPEN-
 POSITION                YEAR     SALARY     BONUS    COMPENSATION    GRANTED       UNITS     PAYOUTS      SATION
                                   ($)        ($)         ($)          (#)(1)        (#)        ($)         ($)
-------------------------------   --------------------------------   ----------------------   -------    ---------

David Henstridge         2007     96,000      nil         nil         130,000/n/a    n/a        nil         nil
President, CEO           2006     99,000      nil         nil         428,400/n/a    n/a        nil         nil
and acting CFO           2005     79,000      nil         nil         221,600/n/a    n/a        nil         nil

------------------------------------------------------------------------------------------------------------------

NOTE:

(1)      Figures  represent  options  granted  during  a  particular  year;  see
         "Aggregated   Option"  table  for  the  aggregate   number  of  options
         outstanding at year end.

LONG-TERM INCENTIVE PLANS -- AWARD IN MOST RECENTLY COMPLETED FINANCIAL YEAR

The Company has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Name Executive Officer during the Company's most recently completed financial year. A "Long-Term Incentive Plan" is a plan under which awards are made based on performance over a period longer than one financial year, other than a plan for options, SARs (stock appreciation rights) or restricted share compensation.

OPTIONS AND SHARE APPRECIATION RIGHTS

The following table sets forth stock options granted by the Company during the financial year ended December 31, 2007 to the Named Executive Officer of the
Company:


----------------------------------------------------------------------------------------------------------------
                                           % OF TOTAL                           MARKET VALUE
                          SECURITIES         OPTIONS                           OF SECURITIES
                            UNDER          GRANTED IN                            UNDERLYING
                           OPTIONS         FINANCIAL        EXERCISE OR          OPTIONS ON          EXPIRATION
NAME                       GRANTED           YEAR(1)        BASE PRICE(2)       DATE OF GRANT           DATE
                             (#)              (%)           ($/SECURITY)        ($/SECURITY)
---------------          ------------    --------------     ------------      -----------------      -----------

David Henstridge            130,000           29.89             0.80                0.80              June 12/10
----------------------------------------------------------------------------------------------------------------

NOTES:

(1)      Percentage of all stock options granted during the financial year.
(2) The exercise price of stock options was set accordingly to the rules of the TSX Venture Exchange. The exercise price of stock options may only be adjusted in the event that specified events cause dilution of the Company's share capital.

The following table sets forth details of all exercises of stock options during the financial year ended December 31, 2007 by the Named Executive Officer, and the financial year end value of unexercised options:


------------------------------------------------------------------------------------------------------------------
                                                                      UNEXERCISED           VALUE OF UNEXERCISED
                                                                    OPTIONS/SARS AT        IN THE MONEY OPTIONS AT
                             SECURITIES                           FINANCIAL YEAR-END       FINANCIAL YEAR-END (1)
                            ACQUIRED ON      AGGREGATE VALUE         EXERCISABLE/               EXERCISABLE/
NAME                          EXERCISE          REALIZED             UNEXERCISABLE              UNEXERCISABLE
                                (#)                ($)                    (#)                        ($)
---------------             ----------       ---------------      -------------------      -----------------------

David Henstridge                nil                n/a               780,000 / n/a              162,292 / n/a

------------------------------------------------------------------------------------------------------------------

NOTE:

(1)    The closing price of the Company's shares on December 31, 2007 was $0.75.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

The Company does not have any compensatory plan(s), contract(s) or arrangement(s) with respect to the resignation, retirement or any other termination of the Named Executive Officer's employment, a change of control of our company or a change in the Named Executive Officer's responsibilities following a change in control, which entitle a Named Executive Officer to receive from the Company an amount, including all period payments or installments, exceeding $100,000.

COMPENSATION OF DIRECTORS

CASH COMPENSATION

The Company does not compensate its directors in their capacities as such, although directors of the Company are reimbursed for their expenses incurred in connection with their services as directors. The Company has, however, incurred or paid $25,900 for administrative, secretarial, accounting and bookkeeping services provided by personnel at Chase Management Ltd. ("Chase"), a private company owned by Mr. Nick DeMare, a director of the Company and $5,400 for rent provided by Chase. In addition, during the financial year ended December 31, 2007 the Company paid $6,000 for consulting services provided by DNG Capital Corp., a private company owned by Mr. DeMare and $6,000 for consulting services provided by Mr. Harvey Lim.

NON-CASH COMPENSATION

The following table sets forth stock options granted by the Company during the financial year ended December 31, 2007 to the directors who are not the Named Executive Officer of the Company:


---------------------------------------------------------------------------------------------------------------
                                           % OF TOTAL                          MARKET VALUE OF
                          SECURITIES      OPTIONS/SARS                           SECURITIES
                            UNDER          GRANTED TO                            UNDERLYING
                         OPTIONS/SARS     EMPLOYEES IN       EXERCISE OR       OPTIONS/SARS ON       EXPIRATION
NAME                       GRANTED       FINANCIAL YEAR      BASE PRICE       THE DATE OF GRANT         DATE
                             (#)              (%)           ($/SECURITY)        ($/SECURITY)
--------------------     ------------    --------------     ------------      -----------------      ----------

Directors who are
not the Named               149,000           34.25%             0.80                0.80            June 12/10
Executive Officer

---------------------------------------------------------------------------------------------------------------


The following table sets forth details of all exercises of stock options during the financial year ended December 31, 2007 by the directors who are not the Named Executive Officer, and the financial year end value of unexercised options:



------------------------------------------------------------------------------------------------------------------
                                                                       UNEXERCISED           VALUE OF UNEXERCISED
                             SECURITIES                              OPTIONS/SARS AT        IN THE MONEY OPTIONS AT
                            ACQUIRED ON       AGGREGATE VALUE      FINANCIAL YEAR -END      FINANCIAL YEAR -END (1)
NAME                          EXERCISE           REALIZED             EXERCISABLE /              EXERCISABLE /
                                (#)                 ($)               UNEXERCISABLE              UNEXERCISABLE
                                                                          (#)                        ($)
----------------------       ----------       ---------------      -------------------      -----------------------

Directors as a group            nil                n/a                799,000 / n/a              156,700 / n/a
who are not the Named
Executive Officer

------------------------------------------------------------------------------------------------------------------

NOTE:

(1)    The closing price of the Company's shares on December 31, 2007 was $0.75.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out, as of the end of the Company's financial year ended December 31, 2007 all information required with respect to compensation plans under which equity securities of the Company are authorized for issuance:


------------------------------------------------------------------------------------------------------------------
                                                                                    NUMBER OF SECURITIES REMAINING
                             NUMBER OF SECURITIES TO    WEIGHTED-AVERAGE EXERCISE    AVAILABLE FOR FUTURE ISSUANCE
                             BE ISSUED UPON EXERCISE       PRICE OF OUTSTANDING        UNDER EQUITY COMPENSATION
                             OF OUTSTANDING OPTIONS,    OPTIONS, WARRANTS AND        PLANS (EXCLUDING SECURITIES
                               WARRANTS AND RIGHTS                RIGHTS               REFLECTED IN COLUMN (A))

------------------------------------------------------------------------------------------------------------------
Plan Category                          (a)                         (b)                            (c)
------------------------------------------------------------------------------------------------------------------

Equity compensation plans            2,355,000                    $0.56                      See Note (1)
approved by
securityholders
------------------------------------------------------------------------------------------------------------------

Equity compensation plans              n/a                         n/a                            n/a
not approved by
securityholders
------------------------------------------------------------------------------------------------------------------

Total                                2,355,000                    $0.56                       See Note (1)
------------------------------------------------------------------------------------------------------------------

NOTE:

(1) The Company currently has in place a "rolling" stock option plan (the "Rolling Plan") whereby the maximum number of common shares that may be reserved for issuance pursuant to the Rolling Plan will not exceed 10% of the issued shares of the Company at the time of the stock option grant. See "Particulars of Other Matters to be Acted Upon -- Stock Option Plan" for further particulars of the Rolling Plan.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS OF THE COMPANY

No director or senior officer of the Company, proposed management nominee for election as a director of the Company or each associate or affiliate of any such director, senior officer or proposed nominee is or has been indebted to the Company or any of its subsidiaries at any time during the Company's last completed financial year, other than routine indebtedness.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than transactions carried out in the normal course of business of the Company or any of its affiliates, none of the directors or senior officers of the Company, a proposed management nominee for election as a director of the Company, any shareholder beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company nor an associate or affiliate of any of the foregoing persons had since January 1, 2007 (the commencement of the Company's last completed financial year) any material interest, direct or indirect, in any transactions which materially affected the Company or any of its subsidiaries or in any proposed transaction which has or would materially affect the Company or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no director or senior officer of the Company nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors. Directors and senior officers may, however, be interested in the general authorization granted to the directors with respect to "Stock Options to Insiders" as detailed herein.

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

National Instrument 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101") requires issuers to disclose their governance practices in accordance with that instrument. The Company is a "venture issuer" within the meaning of NI 58-101. A discussion of the Company's governance practices within the context of NI 58-101 is set out below:

BOARD OF DIRECTORS

The Company has two independent directors, namely: Messrs. Nick DeMare and Harvey Lim. The Company has one director who is not independent because he is an executive officer of the Company, namely: Mr. David Henstridge, President, CEO and acting CFO.

DIRECTORSHIPS

As of the date of this information circular, two of the directors of the Company are also serving as directors of other reporting issuers, details of which are as follows:

         David Henstridge: Ausex Capital Corp., Lumex Capital Corp., Mawson Resources Limited and Tinka Resources Limited.

         Nick DeMare: Aguila American Resources Ltd., Andean American Mining Corp., Astral Mining Corporation, Atlas Minerals Inc., Ausex Capital Corp., Enterprise Oil Limited, GeoPetro Resources Company, GGL Diamond Corp., Golden Peaks Resources Ltd., Halo Resources Ltd., Kola Mining Corp., Lariat Energy Ltd., Lumex Capital Corp., Mawson Resources Limited, Mirasol Resources Ltd., Rochester Resources Ltd., Salazar Resources Limited, Sinchao Metals Corp. and Tinka Resources Limited.

ORIENTATION AND CONTINUING EDUCATION

The CEO and/or the CFO are responsible for providing an orientation for new directors. Director orientation and on-going training will include presentations by senior management to familiarize directors with the Company's strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its principal officers and its internal and independent auditors.

ETHICAL BUSINESS CONDUCT

The Company does not have a written code of ethical business conduct for its directors, officers and employees. Each director, officer and employee is expected to comply with relevant corporate and securities laws and, where applicable, the terms of their employment agreements.

NOMINATION OF DIRECTORS

When a Board vacancy occurs or is contemplated, any director may make recommendations to the Board as to qualified individuals for nomination to the Board.

In identifying new candidates, the directors will take into account the mix of director characteristics and diverse experiences, perspectives and skills appropriate for the Company at that time.

COMPENSATION

The Company's Compensation Committee, which currently comprises the Board as a whole, reviews the compensation of the directors and executive officers. The Compensation Committee also administers the Company's stock option plan.

The Compensation Committee reviews and makes recommendations to the Board regarding the granting of stock options to directors and executive officers of the Company as well as compensation for executive officers of the Company as well as compensation for executive officers and directors fees, if any, from time to time. Executive officers and directors may be compensated in cash and/or equity for their expert advice and contribution towards the success of the Company. The form and amount of cash such compensation will be evaluated by the Compensation Committee, which will be guided by the following goals:

(i) compensation should be commensurate with the time spent by executive officers and directors in meeting their obligations and reflective of the compensation paid by companies similar in size and business to the Company; and

(ii) the structure of the compensation should be simple, transparent and easy for shareholders to understand. Shareholders will be given the opportunity to vote on all new or substantially revised equity compensation plans for directors as required by regulatory policies.

OTHER BOARD COMMITTEES

The Board has no other standing committees.

ASSESSMENTS

The Board of Directors of the Company does not conduct any formal evaluation of the performance and effectiveness of the members of the Board, the Board as a whole or any committee of the Board.

AUDIT COMMITTEE

THE AUDIT COMMITTEE'S CHARTER

The following is the text of the Company's Audit Committee Charter:

"MANDATE

The primary function of the audit committee (the "Committee") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes. The Committee's primary duties and responsibilities are to:

    o    Serve as an  independent  and objective  party to monitor the Company's
         financial   reporting  and  internal  control  system  and  review  the
         Company's financial statements.

    o    Review and appraise the performance of the Company's external auditors.

    o Provide an open avenue of communication among the Company's auditors, financial and senior management and the Board of Directors.

COMPOSITION

The Committee shall be comprised of three directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his independent judgment as a member of the Committee. At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Audit Committee Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

MEETINGS

The Committee shall meet a least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a)      Review and update the Charter annually.

(b) Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

(a) Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.

(b)      Recommend  to  the  Board  of  Directors  the  selection   and,   where
         applicable, the replacement of the external auditors nominated annually for shareholder approval.

(c)      Review with management and the external auditors the audit plan for the
         year-end   financial   statements   and  intended   template  for  such
         statements.

(d)      Review and  pre-approve  all audit and  audit-related  services and the
         fees  and  other  compensation   related  thereto,  and  any  non-audit
         services, provided by the Company's external auditors.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

FINANCIAL REPORTING PROCESSES

(a) In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

(b) Consider the external auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

(c) Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.

(d) Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(e)      Review any significant  disagreement  among management and the external
         auditors  in  connection   with  the   preparation   of  the  financial
         statements.

(f) Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(g) Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(h)      Review certification process.

(i) Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

OTHER

Review any related-party transactions."

COMPOSITION OF THE AUDIT COMMITTEE

The following are the members of the Committee (1):

--------------------------------------------------------------------------------
                              INDEPENDENT(1)              FINANCIALLY LITERATE
--------------------------------------------------------------------------------
David Henstridge                    No                             Yes
--------------------------------------------------------------------------------
Nick DeMare                         Yes                            Yes
--------------------------------------------------------------------------------
Harvey Lim                          Yes                            Yes
--------------------------------------------------------------------------------
NOTE:

(1) As defined by Multilateral Instrument 52-110 ("MI 52-110").

The Company is relying on the exemption provided under Section 6.1 of MI52-110.

AUDIT COMMITTEE OVERSIGHT

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

RELIANCE ON CERTAIN EXEMPTIONS

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.

PRE-APPROVAL POLICIES AND PROCEDURES

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

EXTERNAL AUDITOR SERVICE FEES (BY CATEGORY)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

--------------------------------------------------------------------------------
                                          AUDIT                           ALL
FINANCIAL YEAR                           RELATED                         OTHER
   ENDING               AUDIT FEES        FEES         TAX FEES          FEES
--------------------------------------------------------------------------------

December 31, 2006        $40,178           nil            nil              nil
--------------------------------------------------------------------------------
December 31, 2006        $24,825           nil            nil              nil
--------------------------------------------------------------------------------

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

RATIFICATION OF APPROVED STOCK OPTION PLAN

The Company has a rolling stock option plan (the "Plan"), which makes a total of 10% of the issued and outstanding shares of the Company available for issuance thereunder. The Company's Plan was adopted by the shareholders at the annual general meeting held in June 2003 and ratified at the last annual general meeting held in June 2007. In accordance with the policies of the TSX Venture Exchange (the "Exchange"), a rolling plan, which is the type of plan the Company has adopted, requires the approval of the shareholders of the Company on an annual basis. Accordingly, the Company requests that the shareholders ratify and approve the Plan.

The purpose of the Plan is to provide the Company with a share related mechanism to enable the Company to attract, retain and motivate qualified directors, officers, employees and other service providers, to reward directors, officers, employees and other service providers for their contribution toward the long term goals of the Company and to enable and encourage such individuals to acquire shares of the Company as long term investments.

The Plan provides that it is solely within the discretion of the Board to determine who should receive options and in what amounts. The Board may issue a majority of the options to insiders of the Company. However, the Plan provides that in no case will the Plan or any existing share compensation arrangement of the Company result, at any time, in the issuance to any option holder, within a one year period, of a number of shares exceeding 5% of the Company's issued and outstanding share capital.

The following information is intended to be a brief description of the Plan and is qualified in its entirety by the full text of the Plan which is available for review by any shareholder up until the day preceding the Meeting at the Company's head office at Suite 1305, 1090 West Georgia Street, Vancouver, British Columbia, and will be available at the Meeting:

1. The maximum number of common shares that may be issued upon exercise of stock options granted under the Plan will be that number of Shares which is 10% of the issued and outstanding shares of the Company. Any outstanding options will form a part of the foregoing 10%. The exercise price of the stock options, as determined by the Board in its sole discretion, shall not be less than the closing price of the Company's shares traded through the facilities of the TSX Venture on the date prior to the date of grant, less allowable discounts, in accordance with the policies of the TSX Venture or, if the shares are no longer listed for trading on the TSX Venture, then such other exchange or quotation system on which the shares are listed and quoted for trading.

2. The Board will not grant options to any one person which will, when exercised, exceed 5% of the issued and outstanding shares of the Company.

3. Upon expiry of the option, or in the event an option is otherwise terminated for any reason, without having been exercised in full, the number of shares in respect of the expired or terminated option shall again be available for the purposes of the Plan. All options granted under the Plan may not have an expiry date exceeding five years from the date on which the Board grant and announce the granting of the option.

4. If the option holder ceases to be a director of the Company or ceases to be employed by the Company (other than by reason of death), as the case may be, then the option granted shall expire on the 90th day following the date that the option holder ceases to be a director or ceases to be employed by the Company, subject to the terms and conditions set out in the Plan.

The Plan may be administered by the Company's secretary or such other senior officer or employee as may be designated by the Board from time to time. Upon the approval of the Plan by the Company's shareholders, shareholder approval will not be required or sought on a case-by-case basis for the purpose of the granting of options to and the exercise of options by employees of the Company regularly employed on a full-time or part-time basis, directors of the Company and persons who perform services for the Company on an ongoing basis or who have provided, or are expected to provide, services of value to the Company.

The TSX Venture Policies require that the Plan be approved by the affirmative vote of a majority of the votes cast at the Meeting. Accordingly, the Company requests that the shareholders pass the following resolution:

         "RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

         1. the Plan, in the form approved by the shareholders of the Company at the previous annual general meeting held on June 21, 2007, with or without amendments as may be required by the Exchange, is hereby ratified, confirmed and approved;

         2. the Company is authorized to grant stock options pursuant and subject to the terms and conditions of the Plan entitling all of the optionholders in aggregate to purchase up to such number of common shares of the Company as is equal to 10% of the number of common shares of the Company issued and outstanding on the applicable grant date; and

         3. any one or of the directors or officers of the Company be authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Company or otherwise, all such documents and other writings, including treasury orders, stock exchange and securities commission forms, as may be required to give effect to the true intent of this resolution."

OTHER MATTERS

Management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company at #1305 - 1090 West Georgia Street, Vancouver, BC, V6E 3V7 or by telephone at 604-685-9316 to request copies of the Company's financial statements and MD&A for its most recently completed financial year. Financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed financial year.

                             TUMI RESOURCES LIMITED
                                 (THE "COMPANY")


            2008 REQUEST FOR ANNUAL AND INTERIM FINANCIAL STATEMENTS


National Instrument 51-102 requires the Company to send annually to the registered holders and beneficial owners of its securities ("Securityholders") a form to allow Securityholders to request a copy of the Company's annual financial statements and related MD&A and/or interim financial statements and related MD&A. If you wish to receive such mailings, please complete and return this form to:

                             TUMI RESOURCES LIMITED
                      SUITE 1305 - 1090 WEST GEORGIA STREET
                              VANCOUVER, BC V6E 3V7


The undersigned Securityholder hereby elects to receive:

[_] Interim Financial Statements for the first, second and third financial quarters of 2008 and the related MD&A ;

         and / or

[_] Annual Financial Statements for the fiscal year ended December 31, 2008 and related MD&A.

Please note that a request form will be mailed each year and securityholders must return such form each year to receive the documents indicated above.



NAME:
               ----------------------------------------------------------------
ADDRESS:
               ----------------------------------------------------------------

               ----------------------------------------------------------------
POSTAL CODE:
               ----------------------------------------------------------------

I confirm that I am a: [_] REGISTERED SHAREHOLDER OR [_] BENEFICIAL SHAREHOLDER of the Company.


Signature of
Securityholder:                                    Date:
               ----------------------------------        -----------------------


CUSIP:  899694103